July 30, 2024

Jason Veith
Chief Executive Officer
Laird Superfood, Inc.
5303 Spine Road, Suite 204
Boulder, Colorado 80301

       Re: Laird Superfood, Inc.
           Amendment No. 1 to Registration Statement on Form S-3
           Filed on July 25, 2024
           File No. 333-280510
Dear Jason Veith:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 3, 2024 letter.

Amendment No. 1 to Form S-3 filed July 25, 2024
Exhibits

1. We note that you have filed your Sponsorship and Support Agreement as an additional exhibit. Please re-file your exhibit and revise your exhibit index to indicate that the
       Sponsorship and Support Agreement is a material contract. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.
General

2. We note your response to our prior comment 1 that there are remaining conditions for
       KPRB to receive the market-based shares that may be outside of KPRB   s
control. Please
       revise to describe all such conditions for KPRB to receive the shares. July 30, 2024
Page 2

       Please contact Bradley Ecker at 202-551-4985 or Erin Purnell at 202-551-3454 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing